UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

(Commission File No. 1-14728)

Lan Airlines S.A.

(Translation of registrant's name in English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __              No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RELEVANT FACT

Santiago, March 6, 2007

Gentlemen

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins N° 1449, piso 12

Present

To whom it may concern:

In compliance with current regulations, I inform you of the relevant fact that in the Extraordinary Meeting of the Board of Directors, which took place on March 6, 2007, the Board of Lan Airlines S.A. agreed to summon an Extraordinary Shareholders Meeting to take place on April 5, 2006 immediately following the Ordinary Shareholders Meeting of the Company, which takes place at 11:00 a.m., to discuss the following subjects:

a)	To annul the increase in capital by 7,500,000 (seven million five hundred thousand) payable shares, agreed upon by the Extraordinary Meeting of Shareholders that took place on January 26, 2007.
b)

To increase the capital stock of Lan Airlines S.A. via the issuance of 22,090,910 (twenty-two million ninety thousand nine hundred ten) payable shares, at the price and additional conditions that the Shareholders Meeting agrees upon. Let it be known that the Board of Directors of the Company intends to place part of this increase in capital in foreign stock markets, by way of the mechanism of American Depository Receipts, also known as ADRs.

c)	To assign one part of the stated increase in capital to the compensatory plan described in the terms of article 24 of the law 18.046.
d)	To modify the bylaws in order to adjust them to the framework adopted by the Meeting.
e)

To empower the Board of Directors of the Company to request the registration of the shares representative of the increase in capital, in the Registry of Securities of the Superintendence of Securities and Insurance; to proceed with the placement; and to agree to the terms of the compensatory plan previously mentioned; and

f)	To adopt the rest of the agreements necessary to implement the previously mentioned agreements.

With no further matters, yours sincerely,

/s/ Alejandro de la Fuente G.

Alejandro de la Fuente G.

Vice President of Finances

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Corredores de Valparaíso Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer